UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Rocket Internet Growth Opportunities Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G7613T 103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7613T 103	SCHEDULE 13G	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rocket Internet Growth Opportunities Sponsor GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,675,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,675,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,675,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

(1)

As described in the registration statement (the “Registration Statement”) on Form S-1 (File No. 333-252913) of Rocket Internet Growth Opportunities Corp. (the “Issuer”), the Class B ordinary shares, par value $0.0001 per share, will automatically convert into Class A ordinary shares, par value $0.0001 per share, at the time of the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Registration Statement.

(2)

Does not include 4,893,333 Class A ordinary shares issuable upon the exercise of 4,893,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3)

Represents 6,675,000 Class B ordinary shares directly held by Rocket Internet Growth Opportunities Sponsor GmbH (the “Sponsor”). Atrium 122. Europaische VV SE (“Atrium”) is the sole shareholder of the Sponsor. Brillant 3087. SE & Co. Verwaltungs KG (“Brillant”), the sole shareholder of Atrium, is controlled by Rocket Internet SE (“Rocket Internet”). Rocket Internet is controlled by Global Founders GmbH (“Global Founders”), which is controlled by Rocata GmbH (“Rocata”). Zerena GmbH (“Zerena”) is the sole shareholder of Rocata. Accordingly, Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena may each be deemed to have voting and dispositive power with respect to the ordinary shares of Rocket Internet Growth Opportunities Corp. Each of Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena disclaims beneficial ownership of the securities reported hereby except to the extent of any pecuniary interest therein.

CUSIP No. G7613T 103	SCHEDULE 13G	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Atrium 122. Europaische VV SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,675,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,675,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,675,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON CO

(1)

As described in the Registration Statement, the Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Registration Statement.

(2)

Does not include 4,893,333 Class A ordinary shares issuable upon the exercise of 4,893,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3)

Represents 6,675,000 shares of Class B ordinary shares directly held by the Sponsor. Atrium is the sole shareholder of the Sponsor. Brillant, the sole shareholder of Atrium, is controlled by Rocket Internet. Rocket Internet is controlled by Global Founders, which is controlled by Rocata. Zerena is the sole shareholder of Rocata. Accordingly, Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena may each be deemed to have voting and dispositive power with respect to the ordinary shares of the Issuer. Each of Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena disclaims beneficial ownership of the securities reported hereby except to the extent of any pecuniary interest therein.

CUSIP No. G7613T 103	SCHEDULE 13G	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brillant 3087. SE & Co. Verwaltungs KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,675,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,675,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,675,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

(1)

As described in the Registration Statement, the Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Registration Statement.

(2)

Does not include 4,893,333 Class A ordinary shares issuable upon the exercise of 4,893,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3)

Represents 6,675,000 shares of Class B ordinary shares directly held by the Sponsor. Atrium is the sole shareholder of the Sponsor. Brillant, the sole shareholder of Atrium, is controlled by Rocket Internet. Rocket Internet is controlled by Global Founders, which is controlled by Rocata. Zerena is the sole shareholder of Rocata. Accordingly, Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena may each be deemed to have voting and dispositive power with respect to the ordinary shares of the Issuer. Each of Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena disclaims beneficial ownership of the securities reported hereby except to the extent of any pecuniary interest therein.

CUSIP No. G7613T 103	SCHEDULE 13G	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rocket Internet SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,675,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,675,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,675,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON CO

(1)

As described in the Registration Statement, the Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Registration Statement.

(2)

Does not include 4,893,333 Class A ordinary shares issuable upon the exercise of 4,893,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3)

Represents 6,675,000 shares of Class B ordinary shares directly held by the Sponsor. Atrium is the sole shareholder of the Sponsor. Brillant, the sole shareholder of Atrium, is controlled by Rocket Internet. Rocket Internet is controlled by Global Founders, which is controlled by Rocata. Zerena is the sole shareholder of Rocata. Accordingly, Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena may each be deemed to have voting and dispositive power with respect to the ordinary shares of the Issuer. Each of Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena disclaims beneficial ownership of the securities reported hereby except to the extent of any pecuniary interest therein.

CUSIP No. G7613T 103	SCHEDULE 13G	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Founders GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,675,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,675,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,675,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

(1)

As described in the Registration Statement, the Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Registration Statement.

(2)

Does not include 4,893,333 Class A ordinary shares issuable upon the exercise of 4,893,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3)

Represents 6,675,000 shares of Class B ordinary shares directly held by the Sponsor. Atrium is the sole shareholder of the Sponsor. Brillant, the sole shareholder of Atrium, is controlled by Rocket Internet. Rocket Internet is controlled by Global Founders, which is controlled by Rocata. Zerena is the sole shareholder of Rocata. Accordingly, Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena may each be deemed to have voting and dispositive power with respect to the ordinary shares of the Issuer. Each of Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena disclaims beneficial ownership of the securities reported hereby except to the extent of any pecuniary interest therein.

CUSIP No. G7613T 103	SCHEDULE 13G	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rocata GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,675,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,675,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,675,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

(1)

As described in the Registration Statement, the Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Registration Statement.

(2)

Does not include 4,893,333 Class A ordinary shares issuable upon the exercise of 4,893,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3)

Represents 6,675,000 shares of Class B ordinary shares directly held by the Sponsor. Atrium is the sole shareholder of the Sponsor. Brillant, the sole shareholder of Atrium, is controlled by Rocket Internet. Rocket Internet is controlled by Global Founders, which is controlled by Rocata. Zerena is the sole shareholder of Rocata. Accordingly, Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena may each be deemed to have voting and dispositive power with respect to the ordinary shares of the Issuer. Each of Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena disclaims beneficial ownership of the securities reported hereby except to the extent of any pecuniary interest therein.

CUSIP No. G7613T 103	SCHEDULE 13G	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zerena GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,675,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,675,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,675,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

(1)

As described in the Registration Statement, the Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Registration Statement.

(2)

Does not include 4,893,333 Class A ordinary shares issuable upon the exercise of 4,893,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3)

Represents 6,675,000 shares of Class B ordinary shares directly held by the Sponsor. Atrium is the sole shareholder of the Sponsor. Brillant, the sole shareholder of Atrium, is controlled by Rocket Internet. Rocket Internet is controlled by Global Founders, which is controlled by Rocata. Zerena is the sole shareholder of Rocata. Accordingly, Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena may each be deemed to have voting and dispositive power with respect to the ordinary shares of the Issuer. Each of Atrium, Brillant, Rocket Internet, Global Founders, Rocata and Zerena disclaims beneficial ownership of the securities reported hereby except to the extent of any pecuniary interest therein.

CUSIP No. G7613T 103	SCHEDULE 13G	Page 9 of 13

Item 1(a).	Name of Issuer:

Rocket Internet Growth Opportunities Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Boundary Hall

Cricket Square

Grand Cayman

Cayman Islands, KY1-1102

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons:

1. Rocket Internet Growth Opportunities Sponsor GmbH

2. Atrium 122. Europaische VV SE

3. Brillant 3087. SE & Co. Verwaltungs KG

4. Rocket Internet SE

5. Global Founders GmbH

6. Rocata GmbH

7. Zerena GmbH

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The registered offices of Rocket Internet Growth Opportunities Sponsor GmbH, Atrium 122. Europaische VV SE, Brillant 3087. SE & Co. Verwaltungs KG and Rocket Internet SE are located at Charlottenstraße 4, 10969 Berlin, Germany.

The registered offices of Global Founders GmbH, Rocata GmbH and Zerena GmbH are located at Bavariafilmplatz 7, Gebaude 49, 82031 Gruenwald, Germany.

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G7613T 103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

CUSIP No. G7613T 103	SCHEDULE 13G	Page 10 of 13

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

CUSIP No. G7613T 103	SCHEDULE 13G	Page 11 of 13

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. G7613T 103	SCHEDULE 13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Rocket Internet Growth Opportunities Sponsor GmbH

By:	/s/ Arnd Lodowicks
Name:	Arnd Lodowicks
Title:	Managing Director

Atrium 122. Europaische VV SE

By:	/s/ Arnd Lodowicks
Name:	Arnd Lodowicks
Title:	Executive Director

Brillant 3087. SE & Co. Verwaltungs KG

By:	/s/ Arnd Lodowicks
Name:	Arnd Lodowicks
Title:	As Attorney-in-Fact for Brillant 3087. SE & Co. Verwaltungs KG

Rocket Internet SE

By:	/s/ Arnd Lodowicks
Name:	Arnd Lodowicks
Title:	As Attorney-in-Fact for Rocket Internet SE

Global Founders GmbH

By:	/s/ Arnd Lodowicks
Name:	Arnd Lodowicks
Title:	As Attorney-in-Fact for Global Founders GmbH

Rocata GmbH

By:	/s/ Arnd Lodowicks
Name:	Arnd Lodowicks
Title:	As Attorney-in-Fact for Rocata GmbH

Zerena GmbH

By:	/s/ Arnd Lodowicks
Name:	Arnd Lodowicks
Title:	As Attorney-in-Fact for Zerena GmbH

CUSIP No. G7613T 103	SCHEDULE 13G	Page 13 of 13

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of February 11, 2022, by and among Rocket Internet Growth Opportunities Sponsor GmbH, Atrium 122. Europaische VV SE, Brillant 3087. SE & Co. Verwaltungs KG, Rocket Internet SE, Global Founders GmbH, Rocata GmbH and Zerena GmbH.